Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such omissions.

May 8, 2009

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Current Report on Form 8-K/A Filed March 3, 2009 File No. 001-06523

Dear Mr. West:

We have received and reviewed your letter dated April 14, 2009. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 16

1.	We note your narrative summarizing the assets covered under the loss sharing agreement. In order to give the reader a better understanding of the risk level of the covered assets, please address the following in future filings:

•

Consider revising your disclosure to discuss the quality of the covered assets. For example, quantify the amount of impaired or nonperforming loans, the amount of subprime or Alt-A loans, and the amount of below investment grade securities, etc.; and

•

To the extent possible, consider revising your various discussions of asset quality, investment portfolios, etc. to provide quantification of the amount of covered assets included in such presentations. For example, in footnote 4 on page 127, you provide various disclosures about your derivative portfolio. To the extent that certain of your derivatives are covered assets under the loss sharing agreement, quantify the amount of such covered assets. Similarly, in footnote 5 on page 129 you provide various disclosures about your investment portfolio. To the extent that certain of your investments in unrealized loss positions are covered assets, quantify the amount of those assets.

Response:	Please note that at the time we filed the 2008 Form 10-K on February 27, 2009 we had not entered into a binding agreement with the U.S. government regarding the loss sharing agreement. At that time, we had agreed in principle with the U.S. government on a non-binding term sheet which did not include specific identification of the covered assets. Accordingly, we provided disclosure in the 2008 Form 10-K based on the agreement in principle and the non-binding term sheet that we believed provided relevant and useful information to the investor based on the facts known at that time.

We included an update in the March 31, 2009 Form 10-Q indicating that we had not entered into a binding agreement with the U.S. government as of the time of filing such document.

Subsequent to the filing of the Form 10-Q, we filed a Current Report on Form 8-K addressing Bank of America’s results of the Supervisory Capital Assessment Program (commonly referred to as “stress tests”) as announced by the Federal Reserve Board. This document also included a statement that we are negotiating to terminate the proposed loss sharing agreement.

Table 5. Five-Year Summary of Selected Financial Data, page 22

2.	In future filings, please consider revising your table to include net income available to common shareholders.

Response:	In future filings, we will revise the “Five Year Summary of Selected Financial Data” table to include net income available to common shareholders.

Supplemental Financial Data

Operating Basis Presentation, page 23

3.	We note your Non-GAAP presentations and the corresponding adjustments (Table 6, page 24) in arriving at an operating basis (e.g. operating earnings, operating efficiency ratio, operating return on equity, etc). We also note that there has been a recurring pattern of merger and restructuring charges (i.e. for the last five years), and would anticipate such charges recurring again in 2009 as a result of the Merrill Lynch acquisition. Considering the recurrence of the charges, it is not clear how you have determined they are nonrecurring items. Further, we do not see where you have provided sufficient disclosure to substantiate why the non-GAAP measures are useful to investors. Please revise your future filings to remove all such references to the aforementioned Non-GAAP measures. We refer you to Regulation 10(e) of Regulation S-K and the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance (particularly question #9).

Response:	In future filings, we will exclude references to operating earnings, operating efficiency ratio, operating return on equity and other measures based on operating earnings from the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), including the “Supplemental Financial Data and Reconciliation to GAAP Financial Measures” table.

Notes to Consolidated Financial Statements

Note 8 – Securitizations

Credit Card Securitizations, page 136

4.	We note you entered into a liquidity support agreement in the second half of 2008 related to your commercial paper program, and if certain criteria are met, the commercial paper maturity dates can be extended. To help us better understand your liquidity commitment, please address the following:

•	Explain in detail each of the criteria that would trigger the extension of the commercial paper maturity dates; and

Response:	The Emeralds commercial paper (“CP”) program (“Emeralds”) is a component of the BA Credit Card Trust (the “Master Trust”), which the Corporation has used as a funding vehicle for credit card receivables since its acquisition of MBNA Corporation in 2006. Under the Emeralds program, which began in 2001, the Master Trust may issue up to $8 billion of CP with initial expected maturities ranging from one to 99 days. As the CP matures, the Master Trust issues new CP, the proceeds of which are used to repay the maturing CP. However, the Master Trust cannot issue new CP if certain conditions set forth in the legal documents governing the Master Trust are not met.

The Master Trust documents specify that, if the Master Trust is unable to issue new CP to repay maturing CP, an early amortization event (“Early Amortization Event”) occurs whereby the maturing CP is automatically converted to note form (“Extended Notes”) and, in connection therewith, the maturity date is extended to 390 days (the “Final Maturity Date”) from the original issuance date of the CP. Subsequent to an Early Amortization Event, principal cash collections on receivables held in the Master Trust are accumulated and used to repay the principal amount of any Extended Notes and newly-maturing CP.

If an Extended Note has not been repaid in full from principal cash collections prior to its Final Maturity Date, the Master Trust will issue a new series of notes (“Maturity Notes”) to repay the Extended Notes. The Maturity Notes will be purchased by a small group of liquidity providers (the “Maturity Note Purchasers”) in accordance with the provisions of the Maturity Note liquidity facility (the “Liquidity Facility”). The amount of Maturity Notes issued cannot exceed the amount of liquidity available under the Liquidity Facility. Beginning in 2008, the Corporation became one of the Maturity Note Purchasers when certain Maturity Note Purchasers declined to renew their commitments.

The Master Trust may be unable to issue CP if there are no willing buyers due to general market conditions. In addition, the Master Trust documents specify the following conditions for the issuance of new CP:

1.	Certain performance targets must be met, such as (a) the three-month average principal payment rate on the underlying credit card receivables must be at least 10% and (b) the three-month average of excess spread (that is, finance charge and fee collections minus interest expense, servicing fees and credit losses) must be at least 2%;

2.	There are no Extended Notes or Maturity Notes outstanding (such Notes would have to be repaid in full from principal cash collections before the Master Trust can issue CP again);

3.	The Emeralds program must be rated at least A-1, P-1, or F1 by Standard & Poor’s, Moody’s or Fitch, respectively;

4.	The new CP must have an expected maturity of less than 99 days and, after its issuance, the weighted average expected maturities of all the outstanding CP must be 60 days or less. Additionally, the new CP must have a Final Maturity Date which is within the commitment period of the Liquidity Facility; and

5.	BA Credit Card Funding, LLC (“Funding”), a consolidated subsidiary of the Corporation and the transferor of assets into the Master Trust, must properly administer the Emeralds program by: (a) obtaining a minimum level of liquidity commitments from the Maturity Note Purchasers; (b) funding an interest funding account with a specified minimum balance; (c) delivering all required legal documents to the indenture trustee; and (d) determining that the Emerald CP would be rated at least A absent the benefit of the Liquidity Facility.

Each of the first three conditions is clearly outside of the control of the Corporation, including its consolidated subsidiary Funding, and the Master Trust. With regard to the last two conditions, the Corporation and Funding would face severe negative economic ramifications including exposure to third party claims for damages if Funding deliberately failed to administer the Emeralds program appropriately. Accordingly, Funding does not have discretion over whether to perform these tasks, and we consider all of the above conditions to be outside of the control of the Corporation or Funding.

•	Tell us how you considered whether such actions would affect the entity’s status as a QSPE under SFAS 140.

Response:	The Corporation determined that its participation in the Emeralds program as a Maturity Note Purchaser and the extendibility feature of the Emeralds program are consistent with the activities of a QSPE. This conclusion was assessed principally in connection with the requirements of paragraph 35(b) of SFAS 140 which states that the permitted activities of a QSPE must be significantly limited, must be entirely specified in the legal documents that established the SPE or created beneficial interests in the transferred assets, and can be significantly changed only with the approval of third party beneficial interest holders. The Corporation also determined that all other conditions of paragraphs 35 to 45 of SFAS 140 have been met and are not affected by these issues.

The mechanics of the Emeralds program, including the provisions for issuance of Extended Notes, Maturity Notes, and the Liquidity Facility, are fully defined in the legal documents that govern the operations of the Master Trust. These provisions were unchanged by the addition of the Corporation as a Maturity Note Purchaser. If the Corporation were ever required to purchase Maturity Notes, it would gain no additional rights or abilities to control the assets in the Master Trust. The liquidity fee paid to the Corporation was determined on an arm’s length basis and is consistent with fees paid to other Maturity Note Purchasers who entered into agreements at the same time. Accordingly, the Corporation’s decision to become a Maturity Note Purchaser did not violate the requirements of paragraph 35(b).

The conditions under which CP is converted into Extended Notes are entirely specified in the legal documents that govern the operations of the Master Trust and, as discussed above, are outside the control of the Corporation or the Master Trust. Any conversion of CP into Extended Notes occurs automatically as a result of specified conditions, rather than due to any discretion exercised by the Corporation, Funding or the Master Trust. Accordingly, these provisions do not violate the requirements of paragraph 35(b).

Therefore, we do not believe that the Corporation’s participation as a Maturity Note Purchaser and the conditions under which CP is converted into Extended Notes, when considered in combination, would affect the Master Trust’s status as a QSPE under SFAS 140.

Note 9 – Variable Interest Entities

Multi-Seller Conduits, page 139

5.	We note that during 2008, CDO investments in one of your unconsolidated conduits were downgraded or threatened with a downgrade, which resulted in your funding of these investments in a transaction that was accounted for as a secured borrowing. Further, we note the Corporation will be reimbursed for any realized losses on these investments up to the amount of capital notes issued by the conduit. Please tell us and revise your future filings to provide the following additional information:

Response:	We have provided responses to your specific questions below and will expand future filings as noted below.

•

Explain in more detail how these investments were “funded” and why the related transaction was accounted for as a secured borrowing (cite the specific authoritative literature you used to support your accounting treatment);

Response:	The Corporation provides liquidity support for substantially all of the assets in the conduit, typically in the form of an asset purchase agreement (“APA”). Each APA is tailored to a specific transaction but significant terms are relatively consistent among all APAs. The Corporation is obligated to purchase an asset from the conduit at any time if, in the opinion of the Corporation as Administrator of the conduit, the quality of the asset has deteriorated or for any other reason the asset no longer meets the specified investment criteria for the conduit. The amount funded by the Corporation is generally limited to the amount supported by non-defaulted assets and the Corporation is not required to purchase an asset if the conduit is in bankruptcy.

The Corporation used the term “funded” in a generic sense to indicate that cash was paid to the conduit upon the transfers of these investments to the Corporation. The Corporation used the term “outstanding par value” to refer to the notional amount of CDO investments that had been purchased by and transferred to the Corporation and were outstanding at the balance sheet date. Four of the investments are revolving commitments under which the Corporation may be obligated to provide additional cash to the CDOs until the revolving period of the issuing CDO ends in July, 2012. The amount of these unfunded commitments, which totaled $162 million at December 31, 2008, was not included in the “outstanding par value” amount.

To improve the clarity of future filings, we will not use the term “funded” to describe the transfer of CDO investments from the conduit to the Corporation. Instead, we will state that the CDO investments were transferred to the Corporation in a transaction that was accounted for as a financing transaction in accordance with SFAS 140. We will use the term “outstanding funded amounts” to refer to the notional amount of commitments that have been funded and remain outstanding at the balance sheet date. We will also discuss “unfunded commitments” and refer to possible future investments that may be required in connection with the revolving commitments.

The Corporation concluded that the transfer of assets did not meet the sale accounting criterion in paragraph 9(a) of SFAS 140. This paragraph provides that a transferor may record a sale only if, among other things, the transferred assets have been isolated from the transferor and are beyond the reach of the transferor’s creditors, even in bankruptcy or other receivership. Under the terms of the APA, the Corporation has recourse to the conduit for realized credit losses on the transferred assets and, accordingly, the conduit continues to have exposure to credit losses on the transferred assets. The conduit’s exposure is capped by the amount of cash proceeds from the issuance of capital notes that are held in a segregated cash account (the “Capital Notes Account”). In consultation with external counsel, we concluded that, as a result of the conduit’s continuing exposure to credit losses of the CDO investments, the conduit could not support an assertion that the CDO investments were legally isolated from the creditors of the conduit. Accordingly, the transfer did not meet the sale accounting criterion set forth in paragraph 9(a) and therefore should be accounted for as a secured borrowing pursuant to SFAS 140.

•	Quantify the amount of investments downgraded, amounts threatened to be downgraded, and amounts funded at December 31, 2008 (also provide this information through March 31, 2009, if available);

Response:	Actual and threatened downgrades played a part in the decision to remove the CDO investments from the conduit but they were not the sole motivation. The market dislocations in 2008 and negative sentiment expressed by some CP investors towards certain types of investments such as CDOs also influenced the Corporation’s decision as Administrator of the conduit to remove the CDO investments from the conduit.

As of December 31, 2008, the conduit had transferred seven investments issued by four CDO vehicles to the Corporation. Four of these investments, with an aggregate funded amount of $253 million and unfunded commitments of $162 million, had been downgraded during 2008. All four were issued by the same CDO vehicle and benefit from insurance provided by a monoline insurer. The remaining three investments did not have any unfunded commitments. Two of the remaining three investments with an aggregate funded amount of $100 million had been downgraded and threatened with additional downgrades. The final CDO investment with a funded amount of $35 million had not been downgraded or threatened with a downgrade.

During the first quarter of 2009, four investments with an aggregate funded amount of $225 million and unfunded commitments of $190 million were upgraded but simultaneously placed on watch for a possible downgrade. The rating on one of the remaining three investments with a funded amount of $57 million remained unchanged but continues to be threatened with a potential downgrade. The final two CDO investments with an aggregate funded amount of $77 million were downgraded but not threatened with additional downgrades.

•	Quantify the amount of capital notes issued by the conduit;

Response:	The conduit had issued $66 million of capital notes as of December 31, 2008. Given the continued uncertainties of the current economic environment, the Corporation as Administrator of the conduit arranged for the conduit to issue additional capital notes in the first quarter of 2009. These additional capital notes helped ensure that total outstanding notes were of sufficient size to absorb a majority of the credit losses created by the assets of the conduit and reduced the potential risk to the Corporation as liquidity provider. As of March 31, 2009, the conduit had issued $92 million of capital notes.

•	Quantify your maximum exposure to loss; and

Response:	The Corporation’s maximum exposure to loss from these investments is equal to their combined funded amounts and unfunded commitments, less the amount of cash proceeds from the issuance of capital notes that are held in the Capital Notes Account. This amount was $484 million at December 31, 2008 (including funded amounts and unfunded commitments of $550 million less $66 million in the Capital Notes Account) and $457 million (including funded amounts and unfunded commitments of $549 million less $92 million in the Capital Notes Account) at March 31, 2009.

•

Explain how you considered whether the agreement to be reimbursed for losses up to the amount of capital notes issued by the conduit was a reconsideration event under paragraph 15 of FIN 46-R and tell us how this impacted your determination of whether the Corporation is the primary beneficiary of the VIE.

Response:	We did not consider the agreement to be reimbursed for losses to be a reconsideration event because the reimbursement provision was included in existing contractual agreements entered into when the assets were first acquired by the conduit. The Corporation did not provide any new support to the conduit that was not originally contractually required nor does it intend to provide support that is not contractually required in the future.

Irrespective of the above, we perform reconsideration analyses at least quarterly because we consider the addition of each new pool of assets into the conduit to be a reconsideration event. As disclosed in our December 31, 2008 Form 10-K, the Corporation determines whether it is the primary beneficiary of the conduit based on an analysis of projected cash flows which are driven principally by credit risk inherent in the assets of the conduit. Accordingly, any decline in credit quality of the transferred CDO investments has impacted and will continue to impact our reconsideration analyses until the investments have been sold or otherwise settled.

Proposed language for future filings:

One of the unconsolidated conduits holds CDO investments with aggregate outstanding funded amounts of $359 million and $388 million and unfunded commitments of $190 million and $162 million at March 31, 2009 and December 31, 2008. The underlying collateral of the CDO investments includes middle market loans held in an insured CDO (76 percent) and subprime residential mortgages (eight percent), with the remainder of the collateral consisting primarily of investment grade securities. All of the unfunded commitments are revolving commitments to the insured CDO. During 2008 and the first quarter of 2009, these investments were downgraded or threatened with a downgrade by the rating agencies. In accordance with the terms of our existing liquidity obligations, the conduit had transferred the funded investments to the Corporation in a transaction that was accounted for as a financing transaction in accordance with SFAS 140 due to the conduit’s continuing exposure to credit losses of the investments. As a result of the transfer, the CDO investments no longer serve as collateral for commercial paper issuances.

The transfers were performed in accordance with existing contractual requirements. The Corporation did not provide support to the conduit that was not contractually required nor does it intend to provide support that is not contractually required in the future. The Corporation performs reconsideration analyses for the conduit in accordance with FIN 46(R) at least quarterly, and the CDO investments are included in these analyses. The Corporation will be reimbursed for any realized credit losses on these CDO investments up to the amount of capital notes issued by the conduit which totaled $92 million at March 31, 2009 and $66 million at December 31, 2008. Any realized losses on the CDO investments that are caused by market illiquidity or changes in market rates of interest will be borne by the Corporation. The Corporation will also bear any credit-related losses in excess of the amount of capital notes issued by the conduit. The Corporation’s maximum exposure to loss from the CDO investments was $457 million at March 31, 2009 and $484 million at December 31, 2008, based on the combined funded amounts and unfunded commitments less the amount of cash proceeds from the issuance of capital notes that are held in a segregated account. There were no other significant downgrades or losses recorded in earnings from writedowns of assets held by any of the conduits during the three months ended March 31, 2009.

Note 10 – Goodwill and Intangible Assets, page 142

6.	We note that both your annual impairment test (as of June 30, 2008) and your additional testing at year-end resulted in no goodwill impairment. Please provide us with additional details regarding your tests performed (at both June 30, 2008 and December 31, 2008):

•	Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

Response:	Presented below are the goodwill, fair value and carrying amounts for each reporting unit used in the annual goodwill impairment test as of June 30, 2008 as well as amounts used in the additional impairment test performed as of October 31, 2008. Also below are the goodwill, fair value and carrying amounts as of December 31, 2008 as it relates to additional impairment tests performed for the reporting units Mortgage, Home Equity and Insurance Services (“MHEIS”; formerly Consumer Real Estate prior to the acquisition of Countrywide Financial Corporation (“CFC”)) and Card Services. As there are no legal entity books at the reporting unit level, we have consistently used the reporting units’ economic capital as a proxy for the carrying amounts for the reporting units in our goodwill impairment tests.

Economic capital is the level of capital required to protect against unexpected losses arising from the risk profile of the businesses or the Corporation as a whole. Economic capital, which is updated on a quarterly basis, also provides a common measure of risk across diverse business units, and allows the Corporation’s management and regulatory supervisors to evaluate the overall capital adequacy in relation to the risk profile of the Corporation. Review and approval of business plans incorporate approval of economic capital allocation, while economic capital usage is monitored through financial and risk reporting. Economic capital allocation plans for the lines of business are incorporated into the Corporation’s operating plan and approved by the Corporation’s Board of Directors on an annual basis. We view economic capital as a conservative approach for measuring the carrying amount of the reporting units as noted above.

June 30, 2008
(Dollars in millions)

Reporting Units	Goodwill	Fair Value (1)	Carrying Amount
Global Consumer and Small Business Banking
Deposits and Student Lending	$14,252	$89,885	$22,147
Card Services	25,890	60,280	41,268
Consumer Real Estate (2)	395	14,812	3,029

Global Wealth and Investment Management
U.S. Trust	2,896	13,939	4,629
Columbia Management	1,996	5,344	2,408
Premier Banking and Investments	1,613	27,388	4,636

Global Corporate and Investment Banking
Business Lending	18,344	36,684	31,488
Capital Markets and Advisory Services	2,063	35,095	14,269
Treasury Services	9,116	32,408	14,025

(1)	Fair values determined under the income approach, specifically the discounted cash flow method.
(2)	As of the third quarter of 2008 the reporting unit Consumer Real Estate was referred to as Mortgage, Home Equity, and Insurance Services or “MHEIS”.

October 31, 2008
(Dollars in millions)

Reporting Units	Goodwill (1)		Fair Value (3)		Carrying Amount
Global Consumer and Small Business Banking
Deposits and Student Lending	$14,222		$61,060		$20,357
Card Services	25,871		50,650		41,518
MHEIS	4,443	(2)	14,634		17,160

Global Wealth and Investment Management
U.S. Trust	2,854		17,077		6,550
Columbia Management	2,056		7,744		709
Premier Banking and Investments	1,600		19,314		4,413

Global Corporate and Investment Banking
Business Lending	18,485		42,355		32,264
Capital Markets and Advisory Services	2,147		15,921	(4)	14,936
Treasury Services	9,077		38,087		14,224

(1)	Goodwill amounts fluctuate between periods due to purchase accounting revisions during the one year allocation period in accordance with SFAS No. 141, Business Combinations, as well as the accounting for income taxes under EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination.
(2)	The goodwill and carrying amount for MHEIS increased due to the acquisition of CFC.
(3)	Fair values determined under the market approach which may incorporate any combination of the tangible capital, book capital and earnings multiples. Weighting of these multiples varies among reporting units based on qualitative and quantitative characteristics dealing primarily with the size and relative profitability of the respective reporting unit as compared to the comparable publicly-traded companies.
(4)	Fair value was computed based on earnings, tangible capital and book capital multiples, each weighted equally. Fair value decreased from June 30, 2008 due to the significant capital markets dislocation.

December 31, 2008
(Dollars in millions)

Reporting Units	Goodwill (1)	Fair Value		Carrying Amount
Card Services	$25,838	$44,943	(2)	$41,746
MHEIS	4,797	15,009	(3)	16,070

(1)	Goodwill amounts fluctuate between periods due to purchase accounting revisions during the one year allocation period in accordance with SFAS No. 141, Business Combinations, as well as the accounting for income taxes under EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination.
(2)	Fair value determined under the income approach, specifically the discounted cash flow method.
(3)	Fair value determined under the market approach, based on equal weighting of book capital and earnings multiples.

The tables above do not include our remaining operations that are reported in All Other, which had goodwill of $988 million, $1,106 million, and $1,195 million as of June 30, October 31, and December 31, 2008, respectively. All Other includes our Equity Investments businesses comprised of Principal Investing, Corporate Investments and Strategic Investments; Other, which includes, among other items, the residential mortgage portfolio associated with asset and liability management activities; and the securitization offset to remove the impact of securitized loans due to the managed presentation of Card Services. The fair value of our equity investments noted above which include investments in China Construction Bank, Banco Itaú, Grupo Financiero Santander, S.A. and many other investments in addition to the fair value of our treasury asset and liability management group are well in excess of the carrying amount of All Other and fully support the amount of goodwill reported in All Other.

•

Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value (for example, your disclosure indicates the Corporation evaluated the fair value of its reporting units using a combination of the market and income approach, using a range of valuations to determine the fair value of each reporting unit. Explain this process in more detail);

Response:	Our annual impairment test as of June 30, 2008 included all reporting units – Deposits and Student Lending, Card Services, Consumer Real Estate, U.S. Trust, Columbia Management, Premier Banking and Investments, Business Lending, Capital Markets and Advisory Services, and Treasury Services. The fair value of the reporting units was determined using the income approach, specifically the discounted cash flow method (“DCF method”).

As a result of deterioration in the economy during the fourth quarter of 2008 and the significant decline in our stock price, the Corporation determined it prudent to perform an interim goodwill test for all reporting units as of October 31, 2008. We engaged an independent third party with expertise in valuations to assist in performing step one of the goodwill impairment analyses. In addition, due to market conditions, we determined that performing an alternative valuation to the income approach, i.e., the market approach, would provide further validity of the reporting units fair value. Historically, we have estimated the fair value of the reporting units under the income approach. As a result of the assistance of the independent third party and use of the market approach, we believed that we were obtaining an objective fair value of the reporting units. Under the market approach, the Guideline Public Company Method1 was utilized. This method provides an estimate of value using multiples derived from the stock prices of comparable publicly-traded companies. The independent third party assisted in determining the fair value of each reporting unit through selection of the appropriate comparable publicly-traded companies, calculation of market multiples and determination of appropriate control premiums.

Additionally, based on the results of step one of the goodwill impairment tests performed as of October 31, 2008, we noted that MHEIS goodwill had an indication of impairment as the fair value of the reporting unit was less than the carrying amount. We also noted that Card Services goodwill was stressed when performing sensitivity analyses

[1]

Source for generally accepted valuation methodology – Please refer to: Pratt, P. Shannon; Reilly, F. Robert and Schweihs, P. Robert. Valuing a Business: The Analysis and Appraisal of Closely Held Companies – 4th Edition. New York: McGraw-Hill, (2000). In particular, refer to Chapter 11 – Market Approach: Guideline Publicly Traded Company Method.

Rule 83 confidential treatment request made by Bank of America Corporation which resulted in the fair value of the reporting unit to be less than the carrying amount in certain of these scenarios. As a result, we performed step two of the goodwill impairment test as of October 31, 2008 for each of these reporting units which results indicated that neither reporting unit had an impairment of goodwill. However, given the current dislocation in the marketplace, we updated the goodwill impairment test as of December 31, 2008 for these two reporting units. For MHEIS, similar to the test as of October 31, 2008, we used the market approach to determine the fair value of the reporting unit. The same independent third party was engaged to assist in selection of the appropriate comparable publicly-traded companies, calculation of market multiples and determination of an appropriate control premium. For Card Services, as the market dislocation significantly impacted the multiples in the card services industry, the market approach did not appear reasonable for the December 31, 2008 analysis. Rather, we chose to value the reporting unit under the income approach using the DCF method. We believed, given the existing economic environment, that this method more appropriately derived a fair value from a market participant’s view. In addition, we believed that the DCF method was more representative of the fair value of the reporting unit as we viewed the depressed card industry multiples to be distorted due to the market dislocation and not representative of fair value.

•

Your disclosure indicates that in performing the updated goodwill impairment analysis, the Mortgage, Home Equity and Insurance Services business failed the first step analysis and therefore the second step analysis was performed. Further, you indicate that although not required, you also performed the second step analysis for the Card Services business. Discuss any second step analyses you performed in more detail, including how you considered the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;

Response:	The second step of the goodwill impairment test was performed as of October 31 and December 31, 2008 for MHEIS and Card Services. In performing the second step of the goodwill impairment analysis, the fair value of each reporting unit was allocated to the assets and liabilities of that unit, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination in accordance with SFAS No. 141, “Business Combinations” and the fair value of the reporting unit was the price paid to acquire the reporting unit. The step two analyses performed at October 31 and December 31, 2008 were applied consistently and such results indicated that the implied fair value of goodwill was greater than the book value of goodwill. Thus, goodwill was determined to not be impaired. The more significant asset and liability fair values under the second step of the goodwill impairment analysis are described below. The dollar amounts disclosed are based on the December 31, 2008 analyses.

[*** Redacted ***]

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For those reporting units that required second step testing, tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and

Response:	As noted above, we engaged an independent third party with expertise in valuations to assist in performing step one of the goodwill impairment test as of October 31, 2008 for all reporting units. A valuation report was issued based upon this engagement. In the December 31, 2008 step one test for MHEIS, we also engaged the independent third party for selection of the appropriate comparable publicly-traded companies, calculation of market multiples and determination of an appropriate control premium for our use in the market approach valuation. The required second step of the goodwill impairment test for MHEIS at October 31 and December 31, 2008 was performed internally; however, we consulted with the same independent third party on our assumptions in performing this step. We also engaged this same independent third party to perform a review of Card Services December 31, 2008 step one and step two goodwill tests which were performed internally as we believed it was prudent to obtain an independent review of the assumptions and methodology utilized in these analyses. A report for this review has been issued.

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Tell us whether management performed any “reasonableness” test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

Response:	Management compared the market capitalization of the Corporation to the total fair value of the reporting units in the fourth quarter of 2008. That analysis indicated control premiums ranging from 48% to over 100%, depending on the date(s) incorporated in the analysis. We did not believe that these control premiums were unreasonable given the market volatility at the time. The Corporation’s stock price, consistent with stock prices in the financial services industry, has declined significantly during the past six months primarily due to the deterioration in the financial markets as the overall economy moved into a recession, the economic outlook, the risk of government intervention and the public perception of the risk of nationalization. During this period, our market capitalization fell below its recorded book value. As none of our reporting units are publicly traded, individual reporting unit fair value determinations cannot be directly correlated to the Corporation’s stock price. Although we believe it is reasonable to conclude that market capitalization could be an indicator of fair value over time, we do not believe that recent fluctuations in our market capitalization as a result of the recession and market dislocation, are reflective of the cash flow and the fair value of our reporting units.

7.	In light of our comment above, provide us with (in tabular format) and disclose in future filings (e.g. within your goodwill and intangible assets section of MD&A on page 90), the following:

•

For each reporting unit, provide a list of the significant assumptions used in your impairment testing for each respective period that testing was performed (i.e. annual and additional periods when applicable);

Response:	For the impairment tests performed at June 30, 2008, October 31, 2008 and December 31, 2008 for MHEIS and Card Services, the significant assumptions used are as follows:

June 30, 2008 annual goodwill impairment analysis

For our annual goodwill impairment test as of June 30, 2008 we used a discount rate of 11% and an annual growth rate of 10% for both MHEIS and Card Services. The discount rate was estimated based on the Capital Asset Pricing Model2, which considers a risk-free rate of return, beta (a measure of the level of non-diversifiable risk associated with comparable companies), market equity risk premium and a premium for company-specific risk (a premium dependent upon specific factors related to the expected performance of the company compared to historical results and industry statistics). The growth rate was based on management’s long-term projections. The base year cash flows for Card Services were developed based on an average five year net income, representing a combination of historical and forecasted net income. Due to the deterioration of the results of MHEIS, the base cash flows for this reporting unit were estimated based on the net income for the twelve months ending June 30, 2008 with a normalized provision for loan losses. The normalized provision for loan losses was calculated based on total assets in MHEIS as of June 30, 2008 and the weighted average percentage ratio of the provision to total assets for 2005, 2006 and 2007. The forward cash flows for both reporting units were then projected using the growth rate noted above for 10 years with a terminal value determination based on the last year of projected cash flows and average historical price earnings multiples based on comparable publicly-traded companies.

[2]

Pratt, P. Shannon; Reilly, F. Robert and Schweihs, P. Robert. Valuing a Business: The Analysis and Appraisal of Closely Held Companies – 4th Edition. New York: McGraw-Hill, (2000). In particular, refer to Chapter 9 – Income Approach: Discounted Future Economic Income Method (pp. 162-170).

October 31, 2008 goodwill impairment analysis

For the October 31, 2008 goodwill impairment test for MHEIS and Card Services under the market approach, the more significant assumptions included the market multiples and the control premiums. The market multiples included earnings or book value multiples based on the market value of comparable publicly-traded companies. Market multiples were selected based on qualitative and quantitative characteristics dealing primarily with the size and relative profitability of the reporting unit as compared to the comparable publicly-traded companies. The market multiples for MHEIS included an earnings multiple of 7.7 and a book value multiple of 0.8 based on the market value of comparable publicly-traded companies, and were each weighted equally. The market multiple for Card Services was an earnings multiple of 10.7 based on the market value of comparable publicly-traded companies. The control premium assumptions for MHEIS and Card Services were 30% and 25%, respectively. These control premium assumptions were based on an average premium of 35% for the banking and finance industries during 20083 then adjusted downward based on qualitative factors.

December 31, 2008 goodwill impairment analysis

MHEIS

Similar to the October 31, 2008 goodwill impairment test, the December 31, 2008 MHEIS goodwill impairment test used the market approach whereby the more significant assumptions included the market multiples and control premium. The market multiples included an earnings multiple of 8.2 and a book value multiple of 0.97 based on the market value of comparable publicly-traded companies, and were each weighted equally. Market multiples were selected based on qualitative and quantitative characteristics dealing primarily with the size and relative profitability of the reporting unit as compared to comparable publicly-traded companies. The control premium used was 30% and was based on an average premium of 35% for the banking and finance industries during 20084 then adjusted downward based on qualitative factors.

[3]	Per FactSet Mergerstat’s most recent review as of the valuation date. FactSet Mergerstat is a global information and acquisition information company that provides comprehensive annual trend and statistical results for the U.S. mergers and acquisitions market plus specific industry and individual transaction data.
[4]	Per FactSet Mergerstat’s most recent review as of the valuation date.

Rule 83 confidential treatment request made by Bank of America Corporation

Card Services

Card Services’ financial plan served as the basis for the step one test under the DCF method. This financial plan is reviewed by internal management within Card Services as well as with corporate-wide management. A discount rate of 15% estimated based on the Capital Asset Pricing Model noted above was utilized in the analysis. The increase in the discount rate from the June 30, 2008 analysis was primarily due to an increase in the company-specific risk premium assumption. The analysis also incorporated a terminal value to project cash flows in perpetuity. The terminal value was determined based on the last year of projected cash flows using a 3.5% perpetual growth rate. Although the June 30, 2008 analysis based the terminal value on price earnings multiples, we believed incorporating a perpetual growth rate to determine the terminal value was more conservative and appropriate at December 31, 2008.

[*** Redacted ***]

•	Provide sensitivity analysis surrounding each of the assumptions; and

•	Identify specifically (quantitatively and qualitatively based on the assumptions that you have used) at what point impairment of goodwill would be required.

Response:	As all reporting units passed the first step of the goodwill impairment test as of June 30, 2008 and no significant stress was noted in the analysis, we do not believe sensitivities on the assumptions are relevant.

Also, as MHEIS failed step one of the goodwill impairment test as of October 31 and December 31, 2008, no sensitivity analysis was performed for step one. The sensitivity of the market multiple and control premium assumptions on Card Services’ fair value as calculated in step one of the goodwill impairment test as of October 31, 2008 are included in the table below as well as the sensitivity of the discount rate, terminal value, expected loss rate and expected new account assumptions on Card Services’ fair value as of December 31, 2008. In addition, the following table represents further sensitivity analyses for step one of the goodwill impairment tests for Card Services, noting the assumption change where step two of the impairment analysis would technically be required.

Rule 83 confidential treatment request made by Bank of America Corporation

[*** Redacted ***]

In estimating the fair value of the reporting units in step one of the goodwill impairment analysis, the fair values can be sensitive to changes in the projections and assumptions as demonstrated in the table above. In some instances, minor changes in the assumptions could impact whether the fair value of a reporting unit is greater than its carrying value. For example, under the market approach, the earnings and book multiples are dependent on the operating performance and financial condition of comparable publicly-traded companies which could be sensitive to further deterioration in economic conditions. In addition, under the income approach, a 100 basis point increase in the discount rate or a 325 basis point decline in the projected perpetual growth rate could cause the fair value of a reporting unit to be below its carrying value. Not demonstrated in the table above is how a change in one assumption impacts another which might impact the fair value of the reporting unit. For instance, changes in Card Services’ expected loss rate assumptions would impact other assumptions. Specifically, in a scenario where the losses significantly change to result in a step one failure, we would also expect to see a shift in the consumer behavior, e.g., spending habits and payment levels, which most likely would prompt the business to implement additional risk mitigation strategies such as increase new account pricing and increase default interest rates. These combined actions would then impact the expected new accounts assumption.

The sensitivity in the fair values of the loans and debt, which are the more sensitive and material fair values, for MHEIS and Card Services for step two of the goodwill impairment test as of December 31, 2008 that results in goodwill impairment is included in the table below.

[*** Redacted ***]

Similar to step one sensitivity noted above, to the extent the second step of the goodwill analysis is required, changes in the estimated fair value of the individual assets and liabilities may impact other estimates of fair value for assets or liabilities and result in a different amount of implied goodwill, and ultimately the amount of goodwill impairment, if any. For example, a change in the fair value of the loan portfolio and debt would also cause a change in the value of intangibles such as purchased credit card relationships (“PCCR”) and contract rights. In addition, to the extent the fair values of the individual assets and liabilities change, there could be a simultaneous change in the fair value of the reporting unit under step one which would also result in a different amount of implied goodwill and could counteract the fair value change in the individual assets and liabilities. Based on our step two analyses performed, the fair value estimates of the loan portfolios and debt could affect the size of the implied goodwill. The estimated fair value of the loan portfolios is intended to approximate an exit price that a market participant would pay in an orderly transaction, including a market liquidity discount. The valuation discounts associated with the loan portfolios are in large part due to the current distressed market conditions and the risk premiums required in the current market. To the extent the market conditions significantly change in the short term and at a faster rate than the fair value of the reporting unit as a whole, the implied goodwill of a reporting unit could be lower than the carrying value of goodwill, resulting in goodwill impairment. Additionally, if the fair value of the reporting unit declines below the recorded goodwill amount, goodwill impairment would result.

We note that the sensitivities applied in the tables above to the step one and step two goodwill tests are hypothetical and should be used with caution. As the amounts indicate in the tables above, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the reporting unit or fair value of an asset or liability of the reporting unit is calculated without changing any other assumption. In reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

Future filings:

In future filings we will disclose the amount of goodwill, carrying amount and estimated fair value for those reporting units where we have performed a step two goodwill analysis during the periods being reported. We will also qualitatively discuss the significant assumptions used and when impairment to goodwill may be required based on changes to those assumptions. As discussed below, we do not believe that disclosing a quantitative sensitivity analysis for changes in each key assumption or at what point impairment of goodwill would be required to be recognized provides meaningful or relevant information to users of the financial statements.

Goodwill impairment testing utilizes several valuation assumptions when determining the fair value of a reporting unit in a step one goodwill analysis and numerous other assumptions when allocating that fair value to the underlying assets (including intangibles) and liabilities of the reporting unit in a step two analysis. The quantitative sensitivity analysis attempts to calculate the effect of a single hypothetical variation in a particular assumption on fair value. This type of analysis can be relevant when considering the impact of a change in an assumption on a specific asset or liability. This type of one dimensional analysis is consistent with the sensitivity disclosure requirements of SFAS 140. However, the multi-dimensional nature of estimating the fair value of a reporting unit in a step one analysis while ignoring the related fair value changes of assets or liabilities of that reporting unit and its implied goodwill in a step two analysis is not a meaningful exercise. In this regard, such hypothetical changes to only one assumption will not resemble or replicate actual changes in fair value of the reporting unit or its underlying assets or liabilities as the assumption changes cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear.

For example, a change in interest rates may impact the overall value of a reporting unit, but depending on the maturities of that reporting unit’s assets and liabilities, it may impact those values differently. Further complicating the analysis is the fact that a change in interest rates may not cause a parallel shift in the yield curve. Instead changes may flatten or steepen the yield curve. Since impairment testing considers assets and liabilities with differing lives and expected durations, the impact of a parallel shift versus the more common steepening or flattening will result in very different outcomes. As a result, the variety of potential outcomes resulting from the change in a single assumption can not be adequately captured in a quantitative sensitivity analysis.

Beyond the interest rate example, consideration should also be given to the fact that changes in one assumption may result in changes in other assumptions, which might magnify or counteract the quantitative sensitivities being considered. For example, consider a change in the loss rate of the loan portfolio. An increase in the loss rates would cause a decrease in the value of the reporting unit and it would also decrease the value of the loans and potentially any related intangibles (i.e., PCCR). However, there would also be an offsetting change in the value of the debt of the reporting unit as its credit spreads would most likely widen. In effect, to the extent the fair values of the individual assets and liabilities change, there could be a simultaneous change in the fair value of the reporting unit under a step one analysis which would ultimately result in a different amount of implied goodwill, which could counteract the fair value change in the individual assets and liabilities.

As a result of the interdependencies of the underlying assumptions which may magnify or counteract the sensitivities being considered, we question the value of disclosing a quantitative sensitivity analysis. It is our view that disclosure of a sensitivity analysis has the potential to mislead a reader as it fails to fully consider the impact that assumption changes have on other aspects of a reporting unit and the fair value of its underlying assets and liabilities.

Note 14 – Shareholders’ Equity and Earnings Per Common Share

Preferred Stock, page 163

8.	Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

Response:	We have provided responses to your specific questions below and will include additional information about the issuances of preferred stock and warrants to the U.S. Treasury in future filings.

•	How you determined the fair value of the preferred stock and the common stock warrants;

Response:	Bank of America issued three series of Fixed Rate Cumulative Perpetual Preferred Stock with accompanying stock warrants, to the U.S. Treasury in accordance with the Capital Purchase Program (“CPP”) and the Targeted Investment Program (“TIP”). These programs were announced by the U.S. Treasury in October 2008 and January 2009, respectively. The terms of the Series N and Series Q transactions were negotiated simultaneously in October 2008 with the understanding that Series Q Preferred Stock and warrants would be issued upon consummation of the Merrill Lynch acquisition in January 2009.

Information about each of the three series is as follows:

	Fixed Rate Cumulative Perpetual Preferred Stock
Dollars in billions, except per share data	Series N	Series Q	Series R
Date issued	10/28/2008	1/9/2009	1/16/2009

U.S. Treasury program	CPP	CPP	TIP

Total U.S. Treasury Investment	$15.0	$10.0	$20.0

Preferred Stock:
Liquidation Preference	$15.0	$10.0	$20.0
Annual Dividend Rate	5% for the first 5 years, and 9% thereafter		8%
Warrants:
Number of shares	73,075,674	48,717,116	150,375,940
Exercise price	$30.79	$30.79	$13.30
Term	10 years	10 years	10 years
Exercise dates	50% are immediately exercisable, and the remainder are exercisable after 12/31/09		Immediately exercisable

In order to assign a book value to the preferred stock and the corresponding warrants, we estimated a fair value for each type of security separately, and then apportioned the total investment proportionately to the respective fair values in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

The fair value of the preferred stock was estimated with a discounted cash flow model for a perpetual preferred security (i.e., assumed to be 80 years) using the contractual dividend yields. The market yield of our most liquid, similar, outstanding preferred series (Series M) was used as the discount rate. The fair value of the stock warrants was estimated using a Black-Scholes option model (Enhanced Discrete Dividends Model). The specific assumptions used to estimate the fair value of the preferred stock and stock warrants are discussed in further detail in the responses below.

Because the negotiations between Bank of America and the U.S. Treasury for the Series N and Series Q Preferred Stock and corresponding warrants were conducted simultaneously, and the terms were agreed to on October 14, 2008, the assumptions and inputs used to estimate the fair value were based on market observable data such as Bank of America’s common stock price and the yield on similar preferred stock at that time. Even though the Series Q Preferred Stock was issued in January 2009, the measurement date is considered to be October 14, 2008 because it represents the date the terms were agreed upon by the parties and the date the exercise price of the warrants was determined based on the 20-trading day trailing average market price of Bank of America’s common stock.

The table below summarizes the fair value (“FV”) and book value (“BV”) for the preferred stock and warrants of each of the three issuances.

Dollars in billions	Series N	Series Q	Series R
FV of preferred stock	$9.8	$6.53	$10.6
FV of warrants	$1.1	$0.73	$1.3

Total FV	$10.9	$7.26	$11.9

FV Ratios:
% of BV assigned to preferred stock	89.9%	89.9%	89.1%
% of BV assigned to warrants	10.1%	10.1%	10.9%

BV of preferred stock at issuance	$13.5	$9.0	$17.8
BV of warrants at issuance	$1.5	$1.0	$2.2

Total BV	$15.0	$10.0	$20.0

•	The market rate (discount rate) used when deriving the fair value of the preferred stock;

Response:	The discount rate used to value the preferred stock was based on the market price of Bank of America’s Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M, which was issued in April 2008. We selected Series M because these securities are liquid and have a relatively comparable structure to the Series N, Q and R securities (e.g., dividend reset / non-call feature). While these securities are not identical – the Series M dividend rate resets after 10 years to a floating rate and has a 10-year non-call feature – this provided the best estimation of a market yield at the time of the U.S Treasury’s investment.

Series N and Q	Series R

We assumed a market yield of 11.27% based on the pricing on October 14, 2008 (first trading day following CPP announcement) of the Series M Preferred Stock.

We then discounted the cash flows from the contractual annual dividends (first five years at 5% rate and the remaining 75 years at 9%) for the Series N and Q Preferred Stock to the market yield based on perpetuity (assumed to be 80 years).

We assumed a market yield of 15.05% based on the pricing on January 16, 2009 (first trading day following TIP announcement) of the Series M Preferred Stock.

We then discounted the cash flows from the contractual annual dividends for the Series R Preferred Stock cash flows from the 8% rate to the market yield based on perpetuity (assumed to be 80 years).

•	The methodology and assumptions used to calculate the fair value of the common stock warrants; and

Response:	To determine the fair value of the stock warrants we utilized a Black-Scholes option model (Enhanced Discrete Dividends Model). We assumed that there was no dividend growth because of the provision in the agreement requiring U.S. Treasury consent for any common dividend increase for the first three years.

Our key assumptions included:

	Series N and Q	Series R
Volatility (10 yr)

51.66%

Determined by an 88.76% implied volatility of BAC January 2010 at-the-money straddles for first 1.5 years and 34.73% S&P 500 forward volatility + 9% spread for remaining 8.5 years. Term structure was assumed from time of U.S. Treasury’s investment on October 10, 2008, which was the last trading day before the agreement was signed.

54.79%

Determined by an 85.32% implied volatility of BAC January 2011 at-the-money straddles for first 2 years and 34.84% S&P 500 forward volatility + 9% spread for remaining 8 years. Term structure was assumed from the time of U.S. Treasury’s investment on January 16, 2009.

Spot price	$30.79	$13.30

Dividend growth	No dividend growth	No dividend growth

Probability of Warrant Reduction	0% We assumed we will not issue “Qualified Equity Offerings” totaling $15 B before December 31, 2009 and thus the number of warrants outstanding will not be reduced by a 0.5 factor.	N/A There is no similar provision in the Series R transaction.

•	The method used to amortize the discount on the preferred stock.

Response:

The discounts (i.e., the difference between the liquidation preferences and the book values at inception) on the Series N, Q and R Preferred Stock will accrete as a monthly non-cash deferred dividend from the date of issuance over five (Series N and Q)[1] or ten (Series R) [1] years. We will use a straight-line convention as a practical expedient for the effective interest method (which we believe is consistent with how other CPP participants have accounted for the accretion of the discounts).

	Series N	Series Q	Series R

Discount at inception	$1.5 billion	$1.0 billion	$2.2 billion

Assumed Life of warrants[1]	5 years	5 years	10 years

Monthly non-cash accretion	$25 million	$16.66 million	$18.33 million

[1] The Series N and Q Preferred Stock is assumed to have a 5 year life because after five years the dividend will increase from 5% to 9% which results in an incentive to redeem the Stock at that time. The Series R Preferred Stock has a ten year life because the dividend yield is consistently 8%.

Form 8-K/A filed March 3, 2009

Pro Forma Statements of Income, page 3

9.	We note adjustment K was made primarily to record the accretion of historical Merrill Lynch fair value decreases recorded in OCI on available-for-sale investment securities, which increased interest income by approximately $1.4 billion for the year ended December 31, 2008. Please address the following:

•	Explain in greater detail why this adjustment was made;

Response:	As part of the acquisition of Merrill Lynch, we purchased both loans and AFS securities at fair values less than par values. Consistent with how the accretion of fair value marks on loans are presented in the pro formas, we have reflected the accretion of the difference between the fair values of AFS securities and their par values (excluding any amounts on certain of the investment securities deemed non-accretable under SOP 03-3) as additional interest income in the pro forma income statement. This difference is effectively a discount on the securities which we consider to be collectible/accretable and therefore should be accreted into interest income over the lives of the investment securities. The accretion of the discount on the investment securities is no different than such accretion on loans. The only difference is the legal form (i.e., security as compared to a loan).

•	Explain why it was not included in the pro forma adjustments made in your Form S-4/A filed on October 29, 2008; and

Response:	Based upon the timing of the filing of the Form S-4/A and the fact that the detailed transition work for the Merrill Lynch acquisition began in the middle of October, the work was not complete to determine the portion of the underlying securities that were impaired under SOP 03-3 which would impact the adjustment for the accretion. Accordingly, we did not include a specific adjustment for this in our Form S-4/A filed on October 29, 2008. Given the additional analysis completed subsequent to the filing of the Form S-4/A, we were able to more accurately identify the non-accretable amounts under SOP 03-3 and accordingly appropriately reflect the amounts related to the accretion of the discount on the AFS securities in the pro forma adjustments.

•	Explain how this adjustment is consistent Article 11 of Regulation S-X (i.e. directly attributable, factually supportable, and expected to have a continuing impact).

Response:	As noted above, as part of the Merrill Lynch acquisition we purchased AFS securities with fair values less than par values and this situation is directly attributable to the acquisition and factually supportable. Based upon each AFS security’s estimated life, these amounts will have a continuing impact on future income.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (“the Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. John M. James, Corporate Controller, at (980) 387-4997 or Mr. Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433.

Sincerely,

Joe L. Price

Chief Financial Officer

cc:	Edward P. O’Keefe, General Counsel

Craig R. Rosato, Chief Accounting Officer

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP